EXHIBIT 11


                               DBA SYSTEMS, INC.
                        COMPUTATION OF EARNINGS PER SHARE
                   (in thousands, except per share information)
                                  (Unaudited)


	                                        Three Months Ended  		 Six Months Ended
	                                            December 31	          December 31
                                           1997      1996      	1997     	1996

Net income	(A)                         	$  386  	 $  372 	     $ 920  	 $  695

Weighted average shares outstanding	(B) 	4,427    	4,474      	4,425    	4,479
Incremental shares - stock options	 	       39	       47	         15	       34
Total	(C)	                               4,466    	4,521	      4,440   	 4,513


Basic Earnings per Share	(A/B)          	$ .09    	$ .08       $	.21    	$ .16



Diluted Earnings per Share	(A/C)        	$ .09    	$ .08	      $ .21    	$ .15